SunAmerica Asset

Management, LLC

Harborside Financial Center

3200 Plaza 5

Jersey City NJ 07311-4992

201.324.6378

201.324.6364 Fax

thomas.peeney@sunamerica.com

Thomas D. Peeney

Vice President & Assistant General Counsel

January 7, 2016

VIA EDGAR

Ms. Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:	VALIC Company I (the “Registrant”)

File Nos. 002-83631 and 811-03738

Dear Ms. Churko:

This letter responds to the comments provided via telephone on December 8, 2015 by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Gregory Kingston of SunAmerica Asset Management, LLC, with respect to the Registrant’s Annual Report on Form N-CSR for the period ended May 31, 2015 (the “Annual Report”) and certain other filings. For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Annual Report.

Comment 1: With respect to the International Government Bond Fund (the “Fund”), a series of the Registrant, the Annual Report states that the Fund is non-diversified as defined by the 1940 Act. Pursuant to Section 13(a)(1) of the 1940 Act and Allied Capital Corporation, SEC No-Action Letter (pub. avail. Jan. 3, 1989), please note that if the Fund has operated as a “diversified” investment company under Section 5(b) of the 1940 Act for a continuous period of at least three years, it may not thereafter operate as a non-diversified investment company without first obtaining shareholder approval as required under Section 13 of the 1940 Act. In the Annual Report, it appears that the Fund is diversified. Please confirm whether the Fund has been operating as a non-diversified investment company for the last three years.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that the Fund has been operating as a non-diversified investment company for the last three years.

Comment 2: Provide Tandy representations.

Response: In connection with this filing, the Registrant acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (201) 324-6378.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney, Esq.

cc:	Gregory Kingston

John T. Genoy

Kathleen D. Fuentes, Esq.

Margery Neale, Esq., Willkie Farr & Gallagher LLP

Elliot Gluck, Esq., Willkie Farr & Gallagher LLP

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